Infinite Group, Inc.
60 Office Park Way
Pittsford, NY 14534

December 3, 2008

United States Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

Attention:	Mr. Stephen G. Krikorian, Accounting Branch Chief
Ms. Tamara Tangen, Staff Accountant

Re:	Infinite Group, Inc.
Form 10-KSB for the fiscal year ended December 31, 2007
Filed March 31, 2008
File No. 000-21816

Ladies and Gentlemen:

Infinite Group, Inc. has prepared this letter in response to the Staff’s comment letter dated November 19, 2008 (the “Comment Letter”) regarding the above-referenced 1934 Act filing.

For the convenience of the Staff’s review, we have set forth the comments, contained in the Comment Letter, in italics above our responses. The numbered paragraphs of this letter set forth below correspond to the numbered paragraphs of the Comment Letter. References in the response to “we”, “our”, “Company”, and “us” mean Infinite Group, Inc.

Form 10-KSB for the fiscal year ended December 31, 2007

Management’s Discussion and Analysis or Plan of Operations

Stock-Based Compensation, pages 31 and 32

1. We believe the non-GAAP operating statement columnar format appearing on page 32 may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.” Please remove this presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8. We have similar concerns with equivalent presentations in each of your quarterly reports on Form 10-Q.

2. Pro forma terminology has very specific meaning in accounting literature. Such terminology applies to certain disclosures required by GAAP and by Article 11 of Regulation S-X. Please omit the pro forma terminology when referring to your non-GAAP information or tell us why you believe your use of this term is appropriate.

Response:
In future filings, we will refrain from using the non-GAAP statement of operations columnar format. When presentation of a non-GAAP measure is deemed appropriate, we will present separate reconciliations for each individual non-GAAP measure in a manner consistent with the requirements under Item 10 of Regulation S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures. Additionally, we will refrain from using the term “pro forma” in our presentation of any such non-GAAP measures.

Note 3 - Summary of Significant Accounting Policies, page F-9

Revenue Recognition

3. Describe how you measure the amount of consulting revenue recognized as earned. Indicate the methodology utilized to measure revenue and explain why this methodology is an appropriate allocation of revenue earned during a reporting period. Also, describe how you evaluate the criteria outlined in SAB Topic 13(A)1 before recognizing revenue. Please provide a revised disclosure to be included in future filings.

Response:
We use the following methodology to measure the amount of consulting revenue recognized as earned. Under time and materials service agreements, revenue recognized is based on hours worked and billable at agreed upon hourly rates for the respective position plus other billable direct costs.  Under fixed price service agreements, revenue is recognized based on a fixed amount of periodic billings for recurring services of a similar nature performed according to the contractual arrangements with clients.   We believe this methodology of revenue recognition is appropriate because it meets the criteria of SAB Topic 13(A) 1.

The following is our evaluation of the criteria outlined in SAB Topic 13(A) 1:

•	Persuasive evidence of an arrangement exists,

We receive signed contracts or purchase orders from customers prior to commencement of the project and before recognizing revenue.

•	Delivery has occurred or services have been rendered,

Under our time and material and fixed price agreements, the delivery of services occurs when an employee works on a specific project or assignment as stated in the contract or purchase order.

•	The seller's price to the buyer is fixed or determinable, and

Time and materials service agreements are based on hours worked and are billed at agreed upon hourly rates for the respective position plus other billable direct costs. Fixed price service agreements are based on a fixed amount of periodic billings for recurring services of a similar nature performed according to the contractual arrangements with clients.

•	Collectability is reasonably assured.

The Company provides services to customers including U.S. Federal government agencies, an establishment of the U.S. Federal government and large corporate customers each of which has the financial capacity to pay for the Company’s services and has historically paid for such services as billed.  As a result, the Company believes that collection is reasonably assured.

We agree that our disclosure of revenue recognition could be more robust and we have revised our accounting policy. We will include the following disclosure in future filings.

Revenue Recognition - The Company’s revenues are generated under both time and material and fixed price consulting agreements.  Consulting revenue is recognized when the associated costs are incurred, which coincides with the consulting services being provided.  Time and materials service agreements are based on hours worked and are billed at agreed upon hourly rates for the respective position plus other billable direct costs.  Fixed price service agreements are based on a fixed amount of periodic billings for recurring services of a similar nature performed according to the contractual arrangements with clients.  Under both types of agreements, the delivery of services occurs when an employee works on a specific project or assignment as stated in the contract or purchase order.  The Company provides services to customers including U.S. Federal government agencies, an establishment of the U.S. Federal government and large corporate customers each of which has the financial capacity to pay for the Company’s services and has historically paid for such services as billed.  As a result, the Company believes that collection is reasonably assured.

Note 10 - Employee Pension and Profit Sharing Plan, page F-23

4. Describe the impacts of adopting SFAS 158 on your accounting and disclosures for your defined benefit plan. For example, we note that SFAS 158 eliminated the notion of a minimum pension liability, however, you continue to present such a balance. Also, certain disclosures outlined in SFAS 132R appear to be absent (i.e., paragraph 5(e)). Please advise.

Response:
Upon adopting SFAS No. 158, the Company determined there was no significant impact on the financial statements. In note 3 to the December 31, 2007 financial statements under the section entitled Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132R, the Company stated “The implementation of this Statement did not have a significant impact on the Company’s financial statements. See Note 10.”

The defined benefit pension plan was frozen and benefits curtailed in 2001 when all employees were terminated. This is discussed in the second paragraph of Note 10 entitled Defined Benefit Plan which states “During the year ended December 31, 2001, the Company discontinued the operations of O&W and on December 30, 2002 sold all of the common stock of O&W to a third party but continued to act as sponsor for the plan. The termination of the employees’ services earlier than expected resulted in a plan curtailment, accounted for in accordance with Statement of Financial Standards Statement 88 in 2001. No future benefits will be earned by plan participants.” Under these circumstances, the salary increase assumption is zero.

As a result, the accumulated benefit obligation (ABO - the actuarial present value using the current salary level of the benefits earned to date by the plan participant) and projected benefit obligation (PBO - the actuarial present value using the salary level at retirement age of the benefits earned to date by the plan participant) are the same amount. No additional disclosure appears necessary as outlined in SFAS 132R paragraph 5(e) since the ABO and PBO are the same amount. The total unfunded obligation was recognized as a component of accumulated other comprehensive loss in the Consolidated Statements of Stockholders’ Deficiency.

We will revise the terminology in the employee pension plan footnote to the financial statements in future filings to eliminate the notion of “minimum pension liability” to read “Amounts recognized in accumulated other comprehensive loss” and no longer use “Adjustment required to recognize minimum pension liability”. We will similarly revise the Consolidated Statements of Stockholders’ Deficiency to read “Retirement benefit adjustment” and no longer use “Change in minimum pension obligation” in accordance with SFAS No. 158. In future filings, in the footnotes to the Company’s financial statements we will state that the ABO and PBO are the same amount to enhance the disclosure.

Controls and Procedures, pages 36 and 37

(a) Evaluation of Disclosure Controls and Procedures

5. We note your statement that a “control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.” Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Response:
In future filings, we will revise our disclosure in the second paragraph of Item 8A(T) Controls and Procedures (a)   Evaluation of Disclosure Controls and Procedures to state, if true, that “Our management, including our chief executive officer and chief financial officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all errors and all fraud. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective at that reasonable assurance level. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Infinite Group have been detected.”

(c) Changes in Internal Control over Financial Reporting

6.  We note your statement that there were no changes in your internal controls over financial reporting that occurred during the period covered by your report that have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. You then describe the engagement of an independent consultant that appears to contradict your previous statement. Please revise to clearly state whether there were or were not such changes. You should not, however, retain the conclusion in your current disclosure, which appears, to state that there were no changes except to the extent that there were changes.

Response:
Our engagement of an independent consultant to review certain accounting and financial reporting functions on a periodic basis was not in response to any known material weakness in our internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of Section 13a-15 or 15d-15 of the Securities and Exchange Act of 1934, as amended, that occurred during the fourth fiscal quarter of 2007. As such, the subject disclosure was not responsive to the item. The purpose of the engagement of an independent consultant was solely to enhance our accounting functionality in order to establish incremental infrastructure in connection with our planned business expansion. In our future periodic filings, we will only state, if true, that “There were no changes in our internal control over financial reporting that occurred during the period covered by the report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting” and we will only include any incremental disclosure when we determine that the foregoing is not accurate in any such period.

* * * * * * *

Infinite Group, Inc. acknowledges that:

▪	It is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 585-385-0610 with any questions or comments regarding this letter.

Sincerely,

INFINITE GROUP, INC.

/s/ Michael S. Smith
Michael S. Smith
President and Chief Executive Officer